UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PIXELWORKS, INC.
(Exact name of registrant as specified in its charter)

OREGON	000-30269	91-1761992
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

226 Airport Parkway, Suite 595, San Jose CA	95110
(Address of principal executive offices)	(Zip Code)

Elias N. Nader
Vice President and Chief Financial Officer
(408) 200-9200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
(a)
This Form SD is being filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and is for the reporting period from January 1, 2019 to December 31, 2019. Terms not otherwise defined herein shall have the meanings ascribed to them under Form SD, the Rule and Release No. 34-67716.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of a product manufactured by the company. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). A company subject to the Rule must conduct a good faith reasonable country of origin inquiry reasonably designed to determine whether any of its conflict minerals originate in the “Covered Countries“ or are from recycled or scrap sources. “Covered Countries” for purposes of the Rule include the Democratic Republic of the Congo or an adjoining country, including the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
The Company has determined that certain of its operations manufacture, or contract to manufacture, products, and that Conflict Minerals are necessary to the functionality or production of those products. Specifically, the Company believes that the vast majority of the Company's products sold, contain at least one or more Conflict Minerals.

The Company is a fabless semiconductor company and thus is not involved in the actual mining or direct purchase of Conflict Minerals. As there are several third parties in the Company’s supply chain, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals used to manufacture products supplied to the Company.

The Company has adopted a Conflict Minerals Policy stating its commitment to avoid the use of Conflict Minerals and its support of an industry-wide approach to responsible sourcing, including the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) conflict-free sourcing initiative and Conflict Free Smelter (“CFS”) program. The Company’s policy also states its expectation that its suppliers have policies to reasonably assure that Conflict Minerals in the products they supply to the Company are conflict free and to establish their own due diligence program to promote conflict-free supply chains. The Company encourages its suppliers to ensure that all Conflict Minerals used to manufacture products they supply to the Company originate from smelters participating in the CFS program.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in its products, which inquiry was designed to determine (a) whether any of the Conflict Minerals contained in its products originated in the Covered Countries and (b) whether any of the Conflict Minerals are from recycled or scrap sources.
The country of origin inquiry included: (a) conducting inquiries of its direct suppliers of materials containing Conflict Minerals, using the EICC/GeSI Conflict Minerals reporting template to identify the smelters and refiners of Conflict Minerals who provide such Conflict Minerals to the Company’s suppliers, (b) comparing the smelters and refiners identified as a result of this inquiry against the list of smelter facilities identified as “conflict free” by programs such as the CFS program, (c) obtaining written declarations from its suppliers as to whether the Conflict Mineral in the Company’s products originated in a Covered Country or was from recycled or scrap sources, or that the supplier has no reason to believe that the Conflict Mineral originated in a Covered Country, and (d) obtaining written representations from each supplier of the product as to whether (i) the supplier conducted its own reasonable country of origin inquiry within the meaning of the Conflict Mineral Rules with respect to the Conflict Mineral included in the product manufactured for the Company; and (ii) based on that inquiry, the supplier determined that the Conflict Mineral did not originate in a Covered Country or was from recycled or scrap sources, or that the supplier has no reason to believe that the Conflict Mineral originated in a Covered Country. The Company is working with its direct suppliers to eliminate the use of Conflict Minerals from their supply chain.

As a result of the good faith reasonable country of origin inquiry, the Company does not currently have sufficient information, and therefore has been unable, to determine the origin of all Conflict Minerals contained within its products because certain smelters or refiner facilities (1) were not identified as part of the CFS program or had not received a “conflict free” designation from an independent third party audit program and/or (2) did not respond to its suppliers requests for country of origin information.
(b)
Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIXELWORKS, INC.
(Registrant)

Dated:	May 22, 2020	/s/ Elias N. Nader
Elias N. Nader Vice President and Chief Financial Officer